Exhibit (a)(1)(H)

ReWalk Robotics Ltd.

Form of email to be sent to grantees of New RSUs providing the Notice of Award of a New RSU

Subject: Equity Exchange Program—Notice of New Award—Personal and Confidential

Dear [Employee Name],

We are pleased to inform you that following your election to participate in the ReWalk Robotics Ltd. equity exchange program (the “Exchange Offer”), you have been awarded the value of #### restricted share units (“New RSUs”) of the Company, pursuant to the ReWalk Robotics Ltd. 2014 Incentive Compensation Plan (the “2014 Plan”). This RSU was issued in exchange for option number(s) [●]-#### [and [●]-####] which you tendered pursuant to the Exchange Offer and which [has][have] now been cancelled in accordance with the terms of that program.

The formal date of the RSU grant is October 5, 2017. As prescribed in the 2014 Plan and in the “Offer to Exchange” document for the Exchange Offer, the value of the RSUs is the equivalent of the exchanged option. You will be contacted in due course to arrange for signature of the formal RSU agreement, which is required to be in place before the RSUs vest in accordance with their vesting schedule from the date of grant.

The Exchange Offer program in general, and this equity award to you in particular, is intended to give expression to management’s appreciation of your efforts on the Company’s behalf, to foster and encourage your participation in ReWalk’s ongoing endeavors and to make it possible for you to take part in the fruits of its success over the course of time.

I take this opportunity of wishing you, and the Company as a whole, continued success in our joint endeavors.

Sincerely,

Kevin Hershberger

Chief Financial Officer

ReWalk Robotics Ltd.